Exhibit 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Franklin C. Salisbury, Jr., has authorized and designated each of Larry Zhang and Alexander Zukiwski to execute and file on the undersigned's behalf Form 3, and all Forms 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of CASI Pharmaceuticals, Inc. The authority of Larry Zhang and Alexander Zukiwski under this Statement shall continue until the undersigned is no longer required to file Forms 4 and 5 with regard to his ownership of or transactions in securities of CASI Pharmaceuticals, Inc., unless earlier revoked in writing. The undersigned acknowledges Larry Zhang and Alexander Zukiwski are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: February 8, 2022

/s/ Franklin C. Salisbury, Jr.